July 7, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Alan Campbell

Celeste Murphy

David Burton

Jeanne Baker

Re:	LumiraDx Limited
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted June 16, 2021
CIK 0001685428

Ladies and Gentlemen:

On behalf of our client, LumiraDx Limited (the “Company” or “LumiraDx”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Amended DRS No. 1”) contained in the Staff’s letter dated June 28, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amended DRS No. 1 and is publicly filing a revised Registration Statement on Form F-4 (the “Form F-4”) together with this response letter. The Form F-4 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Form F-4 filed herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Form F-4.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and the Form F-4 (marked to show changes from the Amended DRS No. 1).

Amendment No. 1 to Draft Registration Statement on Form F-4

Questions and Answers About the Proposals and the Special Meeting

Did the CAH board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?, page viii

1.

We note your response to prior comment 3 and re-issue in part. Please revise your disclosure in the response to this question and on page 4 of the proxy statement/prospectus to briefly explain why CAH determined that neither it nor any of its officers, directors, sponsor, or advisors was affiliated with LumiraDx and therefore why CAH did not obtain a fairness opinion, third-party valuation or take any additional measures, such as the formation of an independent committee of the board.

RESPONSE: The Company respectfully advises the Staff that none of the officers, directors, sponsors or advisors of CAH (the “Relevant Parties”) are affiliated with the Company. Rule 405 under the Securities Act of 1933, as amended, defines an affiliate as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with” the Company. Collectively, on a fully diluted basis, the Relevant Parties own less than 0.25% of the Company’s fully-diluted equity share capital. Likewise, none of the Relevant Parties are, or will be, officers or directors of the Company, are a party to any voting agreement with the Company or, in any other way, control, are controlled by or are under common control with, the Company. As such, none of the Relevant Parties are affiliates of the Company. In addition, the business relationships discussed on page x of the Form F-4 do not give rise to a material relationship between the Relevant Parties and LumiraDx or result in the Relevant Parties being “affiliates” of the Company and there are no other material relationships between the Relevant Parties and LumiraDx. As disclosed in the Form F-4, Covington Associates and CA Advisors have provided ordinary course investment banking services to the Company in the past, but we submit that such services are not material and do not cause a conflict. For these reasons, the Company respectfully submits that no fairness opinion, third-party valuation or any other measures, such as an independent committee of the board, was necessary to approve the transaction. The Company has revised the disclosure to briefly include this explanation in the disclosure. See page viii of the Form F-4.

What happens if I fail to take any action with respect to the special meeting?, page xii

2.

We note your revised disclosure stating that if “the Merger is not approved, you will continue to be a stockholder and/or warrant holder of CAH and will become a stockholder and/or warrant holder of LumiraDx following consummation of the Merger.” Please revise to indicate how a CAH stockholder would become a stockholder and/or warrant holder of LumiraDx if the Merger is not approved at the special meeting or advise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure to read as follows: “If you fail to take any action with respect to the special meeting and the Merger is not approved, you will continue to be a stockholder and/or warrant holder of CAH. You will only become a shareholder and/or warrantholder of LumiraDx following consummation of the Merger.” See page xii of the Form F-4.

Summary

Information About the Companies LumiraDx Limited, page 1

3.	We note your response to prior comment 4 and re-issue in part. Please revise the “LumiraDx Limited” subsection of the Summary to discuss the test strip recall in January 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of the Form F-4 in response to the Staff’s comment.

CAH’s Board of Directors’ Reasons for Approval of the Merger, page 3

4.

We note your response to prior comment 5 and revised disclosure and re-issue in part. Please revise to provide more specificity on the other EUA submissions that are being referenced in the comparison and discuss the reasons why CAH’s board believes that LumiraDx’s assays are “among the best performing.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Form F-4 in response to the Staff’s comment.

Summary Historical Financial Information CAH, page 13

5.

Please revise the summary historical financial information of CAH for the three months ended March 31, 2021 to be consistent with their Statement of Operations presented on page F-18. Also, since you indicate that the amounts presented are in thousands, please revise the total assets for December 31, 2020 to be $151 rather than $150,698.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 13 of the Form F-4 in response to the Staff’s comment.

Comparative Per Share Data, page 16

6.

We note your response to comment 10. Please show us your calculations for the combined pro forma and pro forma equivalent book value per share amounts of $4.66 and $3.79 as well as your revised CAH $.76 historical book value per share. Also, clarify whether the book value per share information for CAH is as of March 31, 2021 or December 31, 2020. Lastly, indicate what footnote (1) to the table is attempting to convey to readers since you present a December 31, 2020 pro forma combined balance sheet on pages 199 and 200.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 16 and 17 to show the calculation of the combined pro forma and pro forma equivalent book value per share in footnote 2 and clarify that the book value per share information for CAH is as of and for the year ended December 31, 2020. The Company also removed the former footnote (1) from the table in the Form F-4 on page 16.

Summary of Financial Analyses, page 118

7.

Please remove all disclaimers surrounding the financial projections, including the statement that the summary does not purport to be a complete description of the analyses performed by management and internal advisors of CAH or of its presentation to CAH’s board of directors on March 19, 2021. CAH is responsible for ensuring that all material information used by its management, internal advisors and board of directors in determining to approve the transaction is presented to investors.

RESPONSE: The Company has revised the disclosure on page 119 of the Form F-4 to remove the disclaimer that the summary does not purport to be a complete description of the analyses performed by management and internal advisors of CAH or of its presentation to CAH’s board of directors on March 19, 2021. However, the Company respectfully advises the Staff that it believes that the cautionary language surrounding the financial projections is appropriate, except as described above. The Company believes this explanatory language is necessary and critical to place the projections in the proper context for investors and avoid investor confusion. The Company acknowledges that CAH is responsible for ensuring that all material information used by CAH’s management, internal advisors and board of directors in determining to approve the transaction is presented to investors. The Company notes that the use of similar cautionary and explanatory language has been prevalent in the market to date.

8.	Please revise your CAH financial projections to include the non-GAAP reconciliations required by Item 10(e) of Regulation S-K or advise.

RESPONSE: The Company respectfully advises the Staff that it believes a GAAP reconciliation is not required or appropriate for prospective financial information in this context.

Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company refers the Staff to Question 101.03 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff indicated that if forecasts exchanged between the parties in a business combination transaction are material and that disclosure of such forecasts was required to comply with the anti-fraud and other liability provisions of the federal securities laws, the financial measures included in such forecasts would be excluded from the definition of non-GAAP financial measures and therefore not subject to Item 10(e) of Regulation S-K and Regulation G. As such, the Company respectfully advises that the non-GAAP measures included in the CAH financial projections were prepared for the CAH board of directors and fall within the scope of the exemption in Regulation G, Regulation S-K and the Interpretation.

The Company also advises the Staff that, in any case, the non-GAAP measures included in the CAH financial projections are forward-looking in nature. Item 10(e)(1)(i)(B) of Regulation S-K permits the exclusion of a quantitative reconciliation with respect to forward-looking non-GAAP measure if it would require an unreasonable effort. LumiraDx and CAH believe that that a quantitative reconciliation of such non-GAAP measures to GAAP measures cannot be made available without unreasonable effort due to the speculative nature, the lack of available information and the complex nature of the Company’s business. The Company has revised the disclosure on page 123 of the Form F-4 to disclose this, as well as identify the information that is unavailable and its probable significance.

CAH Financial Projections, page 120

9.

We note the “major assumptions” referred to in your headnotes to the projections are not presented with any specificity. As such, and for each scenario presented, please provide the material assumptions underlying the revenue, EBITDA, and free cash flow projections, including asset, revenue and earnings growth rates, projected market penetration rates, discount rates, etc. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. To the extent that these projections assume changes in your historical operating trends, please revise your disclosure to address why the projected changes in trends are appropriate and why the assumptions underlying these projected changes are reasonable. In addition, in light of your limited commercial experience with your Platform and your launch of tests, ensure you fully explain how you arrived at your revenue projections. If you assessed the probability of regulatory/technical success, ensure you provide such details.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure surrounding the “major assumptions” referred to in the headnotes to the projections so as to provide the material assumptions underlying the revenue, EBITDA, and free cash flow projections. The Company respectfully advises the Staff that it believes the disclosure is sufficient for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. See pages 121 through 123 of the Form F-4.

Comparable M&A Transaction Analysis, page 122

10.

Please revise your disclosure to explain why CAH compared “Implied EV to LTM Revenue” from the comparable companies in this analysis to EV to expected revenue metrics, rather than to LumiraDx’s “Implied EV to LTM Revenue.”

RESPONSE: The Company respectfully advises the Staff that CAH believes the comparison of “Implied EV to LTM Revenue” from the comparable companies in the analysis to EV to expected revenue metrics, rather than to LumiraDx’s “Implied EV to LTM Revenue”, is proper in this context. As disclosed on page 127 of the Form F-4, CAH determined that forward multiples were the most relevant valuation metrics for comparable company analysis in the context of high-growth companies in the diagnostics industry, and the use of trailing multiples in this context would not be as useful to shareholders. See disclosure on page 126 regarding trailing multiples. The Company respectfully advises the Staff that it believes that any additional revisions to further explain why CAH focused on forward multiples in its analysis would not necessarily be helpful to an investor in terms of making an informed investment decision. In light of the foregoing, the Company respectfully requests that the Staff reconsider this comment.

Business of LumiraDx, page 150

11.	We note your response to prior comment 17. Please revise within this section, as appropriate, to discuss the nature of LumiraDx’s arrangement with NHS for the delivery of POC tests.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 185 of the Form F-4 in response to the Staff’s comment.

Note 3. Accounting for the Merger, page 204

12.

You disclose that as CAH does not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction will be accounted for within the scope of IFRS 2 (“Share-based Payment”). As such, the fair value of LumiraDx shares transferred to CAH shareholders in excess of the net assets of CAH will be recorded in Selling, Marketing and Administrative expenses. We see such adjustment in Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020. However, under the caption, Anticipated Accounting Treatment, on page 126 you disclose that any difference between the fair value of LMDX common shares and the fair value of CAH’s identifiable net assets will be recorded as additional paid-in capital, in accordance with IFRS 2. With reference to the specific guidance in IFR2, please confirm your accounting and revise your disclosures accordingly.

RESPONSE: The Company respectfully advises the Staff that the merger will be accounted for under IFRS 2 (“Share-based Payments”). The Company has revised the disclosures on pages 129 and 207 to clarify that the difference between the fair value of LMDX common shares issued and the fair value of CAH’s identifiable net assets will be recorded as an expense in Selling, Marketing and Administrative expenses and an increase to share capital.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 205

13.

Please expand note 5(e) and 5(m) to address the underlying accounting for both the public and private placement warrants as a result of the IPO and the Merger. Also, clarify how you determined the $7,493 adjustment and indicate the impact the remaining warrant liability may have on future operating results.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 208 through 209 of the Form F-4 in response to the Staff’s comment.

14.

We note the revision made to pro forma adjustment 5(f) in response to comment 18 includes a reference to a 2.625766662:1 Subdivision. However, we note elsewhere in your filing that the February 1, 2021 Subdivision was 220:1 and that the 2.625766662 is the LMDX Conversion Factor. Please clarify and expand your disclosure to quantify the historical LMDX ordinary and common shares outstanding as of December 31, 2020, the additional shares issued as a result of the Subdivision and/or Conversion Factor and the number of shares issued upon the conversion of the outstanding series A and B preferred shares to arrive at the pro forma shares of LMDX ordinary and common shares. Please consider a tabular presentation for ease of understanding.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 208 and 209 of the Form F-4 in response to the Staff’s comment.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor

cc:	Ron Zwanziger, Chief Executive Officer, LumiraDx Limited
Veronique Ameye, Esq., Executive Vice President & General Counsel, LumiraDx Limited
Paul R. Rosie, Esq., Goodwin Procter LLP